SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J No. 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF THE 542nd MEETING OF THE BOARD OF DIRECTORS
HELD ON MAY 06, 2008

On May 6, 2008, at 2:00 (two) p.m., at the Company’s offices located at Avenida das Nações Unidas, 4.777, in the City of São Paulo, State of São Paulo, CEP 05.477 -000, the five hundred and forty-second (542nd) Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members. The Board Members José Mauro Mettrau Carneiro da Cunha and Pedro Augusto Ribeiro Novis were absent, and the latter was replaced by the respective alternate. Board Members Alvaro Pereira Novis and José Lima de Andrade Neto, as well as their alternates, were also absent, and they were replaced, respectively, by Board Members Newton Sergio de Souza and Edmundo José Correia Aires, according to representation letters previously sent, in compliance with the procedure set out in the Company’s Bylaws. The Chief Executive Officer José Carlos Grubisich, and Officers Carlos Fadigas, Mauricio Ferro, Luis Fernando Sartini Felli, the Fiscal Council’s representative Mr. Ismael Abreu, Messrs. Nelson Raso, José Augusto Cardoso Mendes, and Ms. Ana Patrícia Soares Nogueira were present at the Meeting. In view of the absence of the Chairman of the Board of Directors Mr. Pedro Augusto Ribeiro Novis, the Vice Chairman, Mr. Alvaro Fernandes da Cunha Filho, presided the meeting and Ms. Ana Patrícia Soares Nogueira acted as secretary. AGENDA: I) Subject for Deliberation: The following deliberations were unanimously taken: 1) PROPOSALS FOR DELIBERATION (“PD”) – after the due analysis of the respective terms and related documentation, the following Proposals for Deliberation were approved, copies of which were duly filed at the Company’s headquarters:

a) PD.CA/BAK-08/2008 – Election of the Executive Board, for the purpose of approving reelection of the members of the Executive Board, for a new term of two years, ending at the first Ordinary Meeting of the Board of Directors to be held after the Ordinary General Meeting to be held in 2010, namely: JOSÉ CARLOS GRUBISICH FILHO, Brazilian, married, chemical engineer, bearer of Identity Card No. 7.893.279 -8 SSP/SP, enrolled in the Individual Taxpayers’ Register (CPF/MF) under No. 931.524.778 -72, resident and domiciled in São Paulo, State of São Paulo, as Chief Executive Officer, CARLOS JOSÉ FADIGAS DE SOUZA FILHO, Brazilian, married, enrolled in CPF/MF under No. 566.401.705 -82, bearer of Identity Card No. 03.538.534 -02 SSP/BA, resident and domiciled in São Paulo, State of São Paulo, who shall assume the position of Investors Relation Officer, LUIS FERNANDO SARTINI FELLI, Brazilian, married, agronomical engineer, bearer of Identity Card No. 13.382.092, enrolled in CPF/MF under No. 067.604.608 -80, resident and domiciled in Piracicaba, State of São Paulo, LUIZ DE MENDONÇA, Brazilian, married, production engineer, bearer of Identity Card RG No. 10.445.472 SSP/SP, enrolled in CPF/MF under No. 063.523.448 -36, resident and domiciled in São Paulo, State of São Paulo, MAURICIO ROBERTO DE CARVALHO FERRO, Brazilian, single, lawyer, bearer of Identity Card No. 453.069 SSP/DF, enrolled in CPF/MF under No. 371.505.961 -34, resident and domiciled in São Paulo/SP, and ROBERTO PRISCO PARA¥SO RAMOS, Brazilian, married, mechanical engineer, bearer of Identity Card RG No. 8.922.760 SSP/SP, enrolled in CPF/MF under No. 276.481.507 -78, resident and domiciled in Rio de Janeiro, State of Rio de Janeiro, all with business address to receive service of process, summons and notices at Avenida das Nações Unidas, 4.777, 1º, 2º, 3º and 4º andares, Alto de Pinheiros, São Paulo, State of São Paulo, CEP 05477-000. The Officers reelected herein were invested in office on this date, and presented written representations, for purposes of the provisions in article 37, item II, of Law No. 8934 of November 18, 1994, with the wording of Law No. 10194, of February 14, 2001, according to the provisions in article 147, paragraph 1 of Law No. 6404 of December 15, 1976, that they are not prevented by any special law nor sentenced for a crime of bankruptcy, prevarication, bribery or payoff, graft, embezzlement, against the welfare, public credit or property, or to pay a criminal penalty that prohibits, although temporarily, the access to public offices, having also forwarded, in order to meet the provisions in CVM Rulings Nos. 358, of January 3, 2002, and 367, of May 29, 2002, written representations in accordance with the terms of such Rulings, which have been filed at the Company’s headquarters; b) PD.CA/BAK-07/2008 – Approval of the Studies on the PVC/AL New Plant Project, so as to approve the additional investment in the New Plant of PVC/AL until the phase of basic project, as per the Executive Summary and other conditions set out in the respective PD and Exhibit;

c) PD.CA/BAK-09/2008 – Gasoline Purchase and Sale Agreement, for the purpose of approving the executing of an agreement between the Company and Petróleo Brasileiro S.A. - Petrobras for the supply of Type “A” Gasoline by the Company to Petrobras, according to the conditions described in the respective PD and Exhibit; d) PD.CA/BAK-10/2008 – Supply Contract for Gaseous and Liquid Nitrogen - so as to authorize the execution of supply contracts for gaseous and liquid nitrogen with White Martins, according to the terms and conditions described in the PD and respective Exhibit; 2) INDIVIDUALIZATION OF THE DIRECTORS’ COMPENSATION – pursuant to the provisions in article 25, items “f” and “h” of article 26 of the Company’s Bylaws, the individualization of the directors’ compensation was approved, as per (i) the annual amounts approved by the Ordinary General Meeting held on March 26, 2008, and (ii) the proposal from the Committee of Persons and Organization contained in the minutes of the meeting of such Committee held on April 15, 2008, previously submitted for cognizance and review by the Board Members; 3) 2007 LONG-TERM INCENTIVE PROGRAM (ILP/2007) – considering (i) the criteria and rules set forth in the Long-Term Incentive Program, approved at the Extraordinary General Meetings held on September 26, 2005 and April 07, 2006, (ii) the ILP/2007 Program, approved by this Board on September 11, 2007, and (iii) the prior analysis carried out by the Committee of Persons and Organization in relation to the proposal prepared by the Executive Board for allocation of the Investment Units referring to the year 2007, the implementation of the ILP/2007 Program was approved, according to the recommendations and conditions proposed by the Executive Board and recorded in the minutes of the Committee’s meeting held on April 15, 2008; II) Subjects for Acknowledgment: The Officers and/or persons in charge of the matters set out in this item II expounded the following, to wit: 1) The Company’s Results for the 1st Quarter of 2008; 2) Evaluation of the Company’s stock performance; 3) Updating on the Company’s financial transactions; 4) Updating on the Integration of the Petroquisa Interests into the Southern Complex Assets; 5) Capture of Synergies. III) Subjects of Interest of the Company: Nothing to register.

IV) Adjournment- As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all of the Board Members present at the meeting, by the Chairman and by the Secretary of the Meeting. São Paulo/SP, May 6, 2008. [Signatures: Alvaro Fernandes da Cunha Filho – Vice Chairman, acting as Chairman; Ana Patrícia Soares Nogueira – Secretary; Alvaro Pereira Novis (by Newton Sergio de Souza); Antonio Britto Filho; Edmundo José Correia Aires; Francisco Teixeira de Sá; José de Freitas Mascarenhas; José Lima de Andrade Neto (by Edmundo José Correia Aires); Luiz Fernando Cirne Lima; Newton Sergio de Souza; Ruy Lemos Sampaio].

The above matches the original recorded in the proper book.

Ana Patrícia Soares Nogueira
Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413 1000
Escritórios: Rio de Janeiro/RJ - Av. Presidente Vargas, nº 309, 13º andar - CEP 20071-003 - Tel. (21) 2216.1616 - Fax (21) 2223.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 3271 2044 - Fax (71) 3342.3698
São Paulo/SP – Av. das Nações Unidas, 4777, Alto de Pinheiros, CEP. 05477-000 – Tel. (11) 3576-9000– Fax (11) 3023-0420

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.